

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 12, 2013

Alliant Techsystems Inc.
Neal S. Cohen- Chief Financial Officer
1300 Wilson Boulevard, Suite 400
Arlington, Virginia 22209

      Re: Alliant Techsystems Inc.
             Form 10-K for the fiscal year ended March 31, 2012
             Filed May 25, 2012
             File No. 001-10582

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. Your disclosure does not appear to provide an adequate discussion of changes to your cost of sales or the impact that its components have on your operating results. In addition, on page 18, you indicate that increases in the price of raw materials, could adversely impact your results. However, the quantitative impact of raw materials, and the impact of changes in the price of such materials, is not included in MD&A. Therefore, in order to provide investors with a better understanding of your business, it appears your discussion and analysis of cost of sales should be enhanced by providing disclosures related to the major components within your cost of sales, such as material and labor costs. Such disclosures should be supplemented with a discussion that describes both the impact and the reasons for yearly variations in such components.

2. In addition, it appears that your presentation of period-to-period comparisons could be enhanced by providing a table that summarizes cost of sales by reportable segment, along with a discussion that also describes both the impact and the reasons for yearly variations in cost of sales components for each of your segments.   Such a presentation could assist investors in understanding the relative impact that each of your reportable segments has on your consolidated results.

Notes to the Consolidated Financial Statements

Note 16- Operating Segment Information, page 108

3. Based on the Form 8-K filed on September 28, 2012, we note that you have completed the realignment discussed on page 108. This realignment decreased the number of reportable units from 12 to 10 for purposes of goodwill impairment testing. We also note that, subsequent to the realignment, you aggregate the Armament Systems and the Missile Products reporting segments into a single reportable segment, the Defense Group. In this regard, please provide us with your basis in accounting literature for aggregating such segments. In particular, please address how the changes in operating structure resulting from your realignment impacted the underlying aggregation criteria set forth ASC Topic 280-10-50-11 and ASC Topic 280-10-50-12, from March 31, 2012 through September 28, 2012.

4. Please provide us with a detailed list of your operating segments, under ASC Topic 280-10-50-1, at March 31, 2012 and subsequent to the realignment. In addition, please provide us with the substantive details regarding the structural changes to your previous reporting and operating segments, including a detailed analysis of the reason that the structural changes to your operating units resulted in the aggregation of two reporting segments into one reporting segment. In addition, also provide us with a summary of the changes, resulting from the realignment, in the reports provided to and reviewed by your CODM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief